UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A
                    Under the Securities Exchange Act of 1934

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                             PURSUANT TO RULE 13d-2

                               (Amendment No. 2)*

                            HUDSON CITY BANCORP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    443683107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2007
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

[x] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 443683107               SCHEDULE 13G/A               Page 2 of 6 Pages

1. NAMES OF REPORTING PERSONS:

   Human Resources Committee of Hudson City Savings Bank

--------------------------------------------------------------------------------
2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                      (a) [ ]
   (see instructions)                                                    (b) [ ]

--------------------------------------------------------------------------------
3. SEC USE ONLY

--------------------------------------------------------------------------------
4. CITIZENSHIP OR PLACE OF ORGANIZATION

   Hudson City Bancorp, Inc. incorporated in Delaware
   Human Resources Committee organized in New Jersey
--------------------------------------------------------------------------------
                     5. SOLE VOTING POWER
     NUMBER OF          699,733
      SHARES         -----------------------------------------------------------
    BENEFICIALLY     6. SHARED VOTING POWER
      OWNED BY          42,445,255
        EACH         -----------------------------------------------------------
     REPORTING       7. SOLE DISPOSITIVE POWER
    PERSON WITH         699,733
                     -----------------------------------------------------------
                     8. SHARED DISPOSITIVE POWER
                        46,044,693

--------------------------------------------------------------------------------
9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    46,744,426
--------------------------------------------------------------------------------
10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
    (SEE INSTRUCTIONS) [ ]

--------------------------------------------------------------------------------
11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    9.0% of 518,569,602 outstanding shares of common stock, par value $0.01 per share, as of December 31, 2007.
--------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

    EP

CUSIP No. 443683107               SCHEDULE 13G/A               Page 3 of 6 Pages

                          Statement for Schedule 13G/A

      This Amendment No. 2 to Schedule 13G provides information concerning shares of the common stock, par value $0.01 per share, ("Common Stock") of Hudson City Bancorp, Inc., a Delaware corporation ("Company"); these shares are beneficially owned by the Human Resources Committee of Hudson City Savings Bank ("Committee").

      This Amendment No. 2 amends the initial statement that the Committee filed on Schedule 13G with the Securities and Exchange Commission on February 14, 2006, as amended by Amendment No. 1, filed on February 13, 2007.

Item 1(a). Name of Issuer

     Hudson City Bancorp, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices

     West 80 Century Road
     Paramus, New Jersey 07652

Item 2(a). Name of Person Filing

     Human Resources Committee of Hudson City Savings Bank

Item 2(b). Address or Principal Business Office, or, if None, Residence

     Hudson City Savings Bank
     West 80 Century Road
     Paramus, New Jersey 07652

Item 2(c). Citizenship

     U.S.A.

Item 2(d). Title of Class of Securities

     Common stock, par value $0.01 per share

Item 2(e). CUSIP No.

     443683107

Item 3. Classification of Person Filing, If Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c)

      (f) [x] An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F)

CUSIP No. 443683107               SCHEDULE 13G/A               Page 4 of 6 Pages

Item 4. Ownership

      The Committee may be deemed to beneficially own the Common Stock of the Company held by the trusts which form part of the Hudson City Bancorp, Inc. Employee Stock Ownership Plan ("ESOP"), the Hudson City Savings Bank Profit Incentive Bonus Plan ("401(k) Plan") and the Hudson City Savings Bank Employee Retirement Plan ("Retirement Plan") (collectively, "Plans") by virtue of the Committee's status as a fiduciary of the Plans. The following information with respect to the Plans' ownership of Common Stock of the Company is provided as of December 31, 2007. None of the shares set forth below constitute shares the beneficial ownership of which the Plans had the right to acquire within 60 days following such date.

      (a) Amount Beneficially Owned                                  46,744,426
      (b) Percent of Class                                                  9.0%
      (c) Number of shares as to which such person has:

          (i)   sole power to vote or to direct the vote                699,733
          (ii)  shared power to vote or to direct the vote           42,445,255
          (iii) sole power to dispose or to direct disposition of       699,733
          (iv)  shared power to dispose or to direct disposition of  46,044,693

      The members of the Human Resources Committee of Hudson City Savings Bank are: Ronald E. Hermance, Jr., Denis J. Salamone, Michael W. Azzara, William G. Bardel, Scott A. Belair, and Victoria H. Bruni. Each Committee member, in his or her individual capacity, disclaims beneficial ownership of the Common Stock reported on this Schedule 13G.

      ESOP. The Committee serves certain administrative functions for the ESOP, an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participating employees and their designated beneficiaries. On December 31, 2007, the ESOP owned 42,445,255 shares of the Company's common stock, of which 7,806,606 of such shares had been allocated to individual accounts established for participating employees and their beneficiaries, and 34,638,649 of such shares were held, unallocated, for allocation in future years. All shares of common stock owned by the ESOP are held by the ESOP Trust. The Committee has the power and authority to direct the Trustee of the ESOP with respect to the investment of the ESOP's assets (including the acquisition or disposition of both allocated and unallocated shares of the Company) in the absence of a tender offer (in which trust participants have dispositive power), but has voting power only in limited circumstances. Participating employees direct the voting of unallocated shares and shares allocated to their individual accounts, except in certain limited circumstances.

      401(k) Plan. On December 31, 2007, the 401(k) Plan held 3,709,489 shares of Common Stock of the Company in a directed trust pursuant to which Fidelity Management Trust Company ("Fidelity") serves as trustee. All of such shares are allocated directly or indirectly to individual participant accounts. Participants direct the voting of shares allocated directly or indirectly to their individual accounts. Participating

CUSIP No. 443683107               SCHEDULE 13G/A               Page 5 of 6 Pages


employees direct the disposition of shares allocated directly or indirectly to their individual accounts except in limited circumstances in which the Committee has the power to direct the disposition of the shares.

      Retirement Plan. On December 31, 2007, the Retirement Plan held 699,733 shares of Common Stock of the Company in a directed trust pursuant to which State Street Bank and Trust Company ("State Street") serves as directed trustee. None of the shares are allocated to participant accounts. The Committee directs State Street with respect to the voting and disposition of the shares of Common Stock.

Item 5. Ownership of 5% or Less of a Class

      N/A

Item 6. Ownership of More than 5% on Behalf of Another Person

      Participating employees and their designated beneficiaries have some rights to receive dividends from the share of the 7,806,606 shares of Common Stock that is allocated to their accounts under the ESOP and the 401(k) Plan.

      Dividends from the ESOP in the form of stock, and all dividends from the 401(k) Plan are credited back to the respective originating account. Dividends from the ESOP in the form of cash are, at the direction of the Company, either credited back to the originating account, distributed to the account holder, or used to pay outstanding indebtedness incurred by the ESOP to acquire Common Stock.

Item 7. Identification and Classification of Acquiring Subsidiary

      N/A

Item 8. Identification and Classification of Members of the Group

      N/A

Item 9. Notice of Dissolution of Group

      N/A

Item 10. Certifications

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 443683107               SCHEDULE 13G/A               Page 6 of 6 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                         HUMAN RESOURCES COMMITTEE OF HUDSON CITY SAVINGS BANK

                                                     January 22, 2008
                                           -------------------------------------
                                                          (Date)

                                                  /s/ Michael W. Azzara
                                 -----------------------------------------------
                                 Name: Michael W. Azzara
                                 Title: Chairman, Human Resources Committee